SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

C9, 99 Danba Rd

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 13, 2021, Nisun International Enterprise Development Group Co., Ltd, a British Virgin Islands company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment underwritten public offering of 19.25 million Class A common shares (the “Shares”) and pre-funded warrants to purchase Class A common shares (“Offering”), with gross proceeds to the Company to be $77 million, before deducting underwriting discounts and commissions and other estimated expenses payable by the Company. The pre-funded warrants shall be offered at the same $4.00 price per share as the Shares, less the $0.001 per share exercise price of each pre-funded warrant.

In connection with the closing of the Offering on December 15, 2021, the Company issued a press release titled: “Nisun International Closes $77 Million Underwritten Public Offering of Common Shares and Pre-Funded Warrants to Purchase Common Shares”. A copy of the press release is furnished herewith as Exhibit 99.1.

Pursuant to the terms of the Underwriting Agreement, the Shares were offered pursuant to a registration statement on Form F-3 (File No. 333-256550) which was filed with the Securities Exchange Commission on May 27, 2021 and was declared effective on June 21, 2020. A final prospectus relating to and describing the terms of the Offering has been filed with the Securities and Exchange Commission on December 15, 2021. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1. A copy of the opinion of Campbells LLP, as legal counsel to the Company, relating to the legality of the issuance and sale of the Shares in the Offering, is attached hereto as Exhibit 5.1.

The document attached as exhibit 5.1 to this Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on May 27, 2021 (Registration No. 333-256550) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement by and between Nisun International Enterprise Development Group Co., Ltd and Aegis Capital Corp, dated December 13, 2021
5.1	Opinion of Campbells LLP
23.1	Consent of Campbells LLP (included in Exhibit 5.1)
99.1	Press release titled: “Nisun International Closes $77 Million Underwritten Public Offering of Common Shares and Pre-Funded Warrants to Purchase Common Shares”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: December 15, 2021	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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